UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 17)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 6, 2022
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.62%
14	Type of Reporting Person PN

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 460,189*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.40%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, AF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 460,189*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 460,189*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 477,847
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.69%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners and the Managed Account.

The following constitutes amendment number 17 to the Schedule 13D filed by the undersigned (“Amendment No. 17”). This Amendment No. 17 amends the Schedule 13D, as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

As previously disclosed, on August 13, 2022, AB Value/Radoff entered into the 2022 Cooperation Agreement with the Issuer. On August 19, 2022, AB Value/Radoff notified the Issuer of the Issuer’s material breaches of the 2022 Cooperation Agreement and specified the reasonably required cure thereof (the “August 19th Notice”). As of September 6, 2022, the Issuer failed to cure its material breaches of the 2022 Cooperation Agreement and therefore Materially Breached (as defined in the 2022 Cooperation Agreement) the 2022 Cooperation Agreement by failing to cure such material breaches within 15 days of receipt of the August 19th Notice.

Accordingly, on September 6, 2022, AB Value/Radoff provided notice to the Issuer of termination of the 2022 Cooperation Agreement. Pursuant to its terms, the 2022 Cooperation Agreement will terminate on September 11, 2022; provided, however, that the provisions of Section 10 through Section 21 of the 2022 Cooperation Agreement will survive such termination and termination will not relieve the Issuer from liability for its breaches of the 2022 Cooperation Agreement prior to the termination thereof.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

 Item 6 is hereby amended to add the following:

On September 6, 2022, AB Value/Radoff provided notice to the Issuer of termination of the 2022 Cooperation Agreement, as described in Item 4 above.

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2022

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger